Exhibit 99.5
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Satyam BPO Limited (“Satyam BPO”) a majority owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period / year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period / year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period / year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

ii) Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the period / year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

Gain or loss on forward exchange contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period / year), is recognized in the profit and loss account for the period / year.

Gains/losses on settlement of transaction arising on cancellation or renewal of a forward exchange contract is recognized as income or as expense for the period / year.

Pursuant to ICAI announcement of “Accounting for Derivatives” on the early adoption of Accounting Standard AS-30 “Financial Instruments: Recognisation and Measurement”, Satyam Computer Services has early adopted the standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the period / year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years

Capital work in Progress:

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the period / year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The employee stock option outstanding is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the period / year in which it is incurred. Assets used for research and development activities are included in fixed assets.

Consolidated Balance Sheet

Rs. in crores
	Schedule	As at	As at
	Reference	31.03.2008	31.03.2007

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	134.10	178.94
(b) Share application money, pending allotment		1.83	7.85
(c) Reserves and Surplus	2	7,103.27	5,565.81

		7,239.20	5,752.60

2. Loan Funds
Secured Loans	3	216.65	147.88

		7,455.85	5,900.48

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,960.19	1,505.44
(b) Less: Depreciation / Amortisation		1,141.73	984.79

(c) Net Block		818.46	520.65
(d) Capital Work in Progress		460.95	301.69

		1,279.41	822.34

2. Investments	5	—	—

3. Deferred Tax Assets (net)	6	87.18	43.67

4. Current Assets, Loans and Advances
(a) Inventories	7	0.09	0.02
(b) Sundry Debtors	8	2,370.28	1,743.17
(c) Cash and Bank Balances	9	4,502.42	3,991.42
(d) Loans and Advances	10	391.92	229.61
(e) Other Current Asset
— Interest Accrued on Fixed Deposits		272.50	64.91

		7,537.21	6,029.13
Less: Current Liabilities and Provisions
(a) Liabilities	11	897.71	574.53
(b) Provisions	12	550.24	420.13

		1,447.95	994.66

Net Current Assets		6,089.26	5,034.47

		7,455.85	5,900.48

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

This is the Consolidated Balance Sheet referred to in our report of even date.	For and on behalf of the Board of Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice	Global Head (Corp. Governance)
	President — Finance	& Company Secretary

Place: Secunderabad		Place : Secunderabad
Date : April 21, 2008		Date : April 21, 2008

Consolidated Profit and Loss Account

			Rs. in crores
		For the	For the
	Schedule	Year ended	Year ended
	Reference	31.03.2008	31.03.2007
Income
Services
— Exports		8,220.84	6,188.12
— Domestic		252.65	296.96
Other Income	13	267.20	183.28

		8,740.69	6,668.36

Expenditure
Personnel Expenses	14	5,259.50	3,857.93
Cost of Software and Hardware sold	15	2.32	2.27
Operating and Administration Expenses	16	1,376.84	1,087.17
Financial Expenses	17	20.19	15.92
Depreciation / Amortisation		163.59	148.44

		6,822.44	5,111.73

Profit Before Taxation		1,918.25	1,556.63
Provision for Taxation — Current		257.38	169.38
— Fringe Benefit		16.47	12.89
— Deferred		(43.49)	(30.26)

Profit After Taxation and Before Minority Interest		1,687.89	1,404.62
Minority Interest		—	0.12

Profit After Taxation and Minority Interest		1,687.89	1,404.74
Add: Balance brought forward		3,001.50	2,008.48
Less: Residual dividend and additional dividend tax		0.37	(0.56)

Profit Available for Appropriation		4,689.02	3,413.78
Appropriations :
Interim Dividend @ Re. 1.00 per Equity Share of Rs. 2.00 each (2007 — Rs. 1.00 per Equity Share )		66.88	65.61
Final Dividend @ Rs. 2.50 per Equity Share of Rs. 2.00 each (2007 — Rs. 2.50 per Equity Share)		167.64	166.80
Tax on dividends		39.86	37.55
Transfer to General Reserve		171.60	142.32

Balance carried to Balance Sheet		4,243.04	3,001.50

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		25.24	21.45
Diluted		24.71	20.98

No. of Shares used in computing Earnings Per Share
Basic		668,673,978	654,853,959
Diluted		683,138,400	669,705,425

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

This is the Consolidated Profit and Loss Account referred to in our report of even date.	For and on behalf of the Board of Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner for and on behalf of	Chairman	Managing Director
Price Waterhouse
Chartered Accountants	V. Srinivas	G. Jayaraman
	Director & Sr. Vice President — Finance	Global Head (Corp. Governance) & Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2008		Date : April 21, 2008

Schedules annexed to and forming part of the Consolidated Balance Sheet

Rs. in crores
		As at	As at
		31.03.2008	31.03.2007
1.	Share Capital
	Authorised :
	800,000,000 Equity Shares of Rs. 2 each	160.00	160.00

	100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	100.00	100.00

	Issued and Subscribed :
	670,479,293 (2007 — 667,196,009 ) Equity Shares of Rs.2 each fully paid-up	134.10	133.44

	Nil (2007 — 45,504,999 ) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	—	45.50
	(Refer note (d) of Schedule 18 )

		134.10	178.94

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	468,289,738 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

	130,490,460 (2007 — 130,209,472) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services representing 65,245,230 (2007 — 65,104,736) American Depository Shares

	41,263,404 (2007 — 38,116,009) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan - B (ASOP-B) and Associate Stock Option Plan (ADS ) (ASOP-ADS)

	15,440 (2007 — Nil) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services representing 7,720 (2007 — Nil) Restricted Stock Units (ADS)

	120,449 (2007 — Nil) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Restricted Stock Units (ASOP)
2.	Reserves and Surplus
	Share Premium Account
	As at April 1	1,321.18	1,028.63
	Add: Received on account of issue of ASOP-B and ASOP-ADS*	66.58	292.55
	Less: Utilised during the year*	30.05	—

		1,357.71	1,321.18

	*Refer note (s) of Schedule 18

Rs. in crores
		As at	As at
		31.03.2008	31.03.2007
	Capital Reserve
	As at April 1	765.65	720.14
	Add: Gain on dilution on conversion of ESOP/Preference shares to equity shares of Subsidiary.	2.87	45.51

		768.52	765.65

	General Reserve
	As at April 1	466.46	407.15
	Add : Transfer from the Profit and Loss Account	171.60	142.32
	Less : Provision for leave encashment (Refer note (q) of Schedule 18)	0.16	17.47
	Less: Utilised on issue of bonus shares (Refer note (m) of Schedule 18)	—	65.54

		637.90	466.46

	Currency Translation Reserve	(5.63)	(5.45)
	Employee Stock Options
	Employee Stock Options Outstanding	181.71	180.61
	Less: Deferred Employee Compensation	79.98	164.14

		101.73	16.47

	Balance in Profit and Loss Account	4,243.04	3,001.50

		7,103.27	5,565.81

3.	Secured Loans
	Bank Overdraft	89.82	3.41
	External Commercial Borrowing	41.77	45.55
	Working Capital Loans	43.00	43.00
	Export Packing Credit	17.19	41.76
	Vehicle Loans	24.17	14.16
	Interest accrued and due	0.70	—

		216.65	147.88

Schedules annexed to and forming part of the Consolidated Balance Sheet
4. Fixed Assets

Rs. in crores
	GROSS BLOCK				DEPRECIATION / AMORTISATION				NET BLOCK
	As at			As at	As at	For the	On	As at	As at	As at
DESCRIPTION	01.04.2007	Additions	Deletions	31.03.2008	01.04.2007	year @	Deletions	31.03.2008	31.03.2008	31.03.2007
1. Goodwill	125.23	214.49	0.10	339.62	—	—	—	—	339.62	125.23
2. Land & Land Development
—Freehold*	38.24	—	—	38.24	—	—	—	—	38.24	38.24
—Leasehold	8.13	0.77	—	8.90	0.03	0.02	—	0.05	8.85	8.10
3. Buildings**	101.76	15.46	—	117.22	16.84	4.11	—	20.95	96.27	84.92
4. Plant and Machinery (Including Computers and Software)	948.85	162.12	2.35	1,108.62	776.40	120.67	2.04	895.03	213.59	172.45
5. Office Equipment	34.62	11.64	0.36	45.90	21.21	6.37	0.25	27.33	18.57	13.41
6. Furniture, Fixtures and Interiors	209.46	37.09	0.10	246.45	153.43	23.46	0.13	176.76	69.69	56.03
7. Vehicles	39.15	23.31	7.36	55.10	16.88	9.23	4.64	21.47	33.63	22.27

Total	1,505.44	464.88	10.27	1,960.05	984.79	163.86	7.06	1,141.59	818.46	520.65

As at 31.03.2007	1,317.21	195.78	7.55	1,505.44	840.21	148.58	4.00	984.79	520.65	—

*	Includes Rs. 12.24 crores (2007 — 12.24 crores) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores (2007 — 38.85 crores) constructed on leasehold land.

@	Depreciation for the year includes Rs. 0.27 crores (2007 — Rs. 0.14 crores) considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Schedules annexed to and forming part of the Consolidated Balance Sheet

Rs. in crores
		As at 31.03.2008		As at 31.03.2007
5.	Investments

	Long Term — At Cost
i)	Trade (Unquoted )

	Other Investments

	Jasdic Park Company
	(480 Shares of J Yen 50,000 each, fully paid-up)	0.75		0.75
	Less: Received on liquidation	0.26		0.26
	Less : Provision for diminution	0.49	—	0.49	—

	Intouch Technologies Limited
	(833,333 Shares of 20 US cents each, fully paid-up)	10.90		10.90
	Less : Provision for diminution	10.90	—	10.90	—

	Medbiquitious Services Inc.,
	(334,000 shares of ‘A’ series Preferred Stock of US $ 0.001 each, fully paid-up)	1.57		1.57
	Less : Provision for diminution	1.57	—	1.57	—

	Avante Global LLC.,
	(577,917 class ‘A’ units representing a total value of US $ 540,750 fully paid-up )	2.54		2.54
	Less : Provision for diminution	2.54	—	2.54	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series (Lodged as security with government authorities )

			—		—

Schedules annexed to and forming part of the Consolidated Balance Sheet

		Rs. in crores
		As at	As at
		31.03.2008	31.03.2007

6.	Deferred Tax Assets (net)
	Debtors — Provision for doubtful debts	13.28	11.83
	Advances — Provision for doubtful advances	1.45	1.43
	Fixed Assets — Depreciation	(5.65)	(24.13)
	Others — Retirement Benefits etc.	78.10	54.54

		87.18	43.67

7.	Inventories
	(At lower of cost and Net realisable value)
	Traded software and hardware	0.09	0.02

8.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	96.76	25.95
	(b) Other debts	2,273.52	1,717.22

		2,370.28	1,743.17
	Considered doubtful	124.15	98.53

		2,494.43	1,841.70
	Less: Provision for doubtful debts	124.15	98.53

		2,370.28	1,743.17

	* Debtors include Unbilled Revenue — Rs. 321.38 crores (2007 — Rs. 163.24 crores)
9.	Cash and Bank Balances
	Cash on hand	0.10	0.08
	Remittances in Transit	1.34	—
	Balances with Scheduled Banks
	— on Current accounts	965.70	424.29
	— on Deposit accounts	3,325.24	3,371.26
	Unclaimed Dividend Accounts	6.99	6.33
	Balances with Non-Scheduled Banks*
	— on Current Accounts	201.19	178.53
	— on Deposit Accounts	1.86	10.93

		4,502.42	3,991.42

	*Refer note (i) of schedule 18
10.	Loans and Advances
	(Considered good unless otherwise stated)
	Secured — Loans	0.02	0.04
	Unsecured — Advances recoverable in cash or in kind or for value to be received	242.69	139.51
	— Deposits	149.21	90.06
	Considered doubtful — Advances	27.86	23.21

		419.78	252.82
	Less: Provision for doubtful Advances	27.86	23.21

		391.92	229.61

		Rs. in crores
		As at	As at
		31.03.2008	31.03.2007

11.	Liabilities
	Sundry Creditors
	— Dues to micro enterprises and small enterprises	—	—
	— Dues to other than micro enterprises and small enterprises	637.55	415.69

		637.55	415.69
	Advances from Customers	18.53	1.74
	Unearned Revenue	133.18	87.52
	Investor Education Protection Fund shall be credited by the following amounts — Unclaimed Dividends	6.99	6.33
	Interest accrued but not due on loans	0.34	0.47
	Other Liabilities	101.12	62.78

		897.71	574.53

12.	Provisions
	Provision for Taxation (Less payments)	119.55	62.05
	Proposed Dividend (Including tax thereon)	196.13	195.15
	Provision for Gratuity and Leave Encashment	234.56	162.93

		550.24	420.13

Schedules annexed to and forming part of the Consolidated Profit and Loss Account

Rs. in crores
		For the	For the
		Year ended	Year ended
		31.03.2008	31.03.2007
13.	Other Income
	Interest on Deposits — Gross {Tax Deducted at Source Rs. 61.04 crores} (2007 — Rs. 37.12 crores)	270.68	167.26
	Gain/(Loss) on exchange fluctuations (net)	(13.45)	11.88
	Provision no longer required written back	0.15	—
	Miscellaneous Income	9.82	4.14

		267.20	183.28

14.	Personnel Expenses
	Salaries and bonus	4,754.64	3,553.42
	Contribution to Provident and other funds	393.15	267.44
	Staff welfare expenses	26.45	21.08
	Employee stock compensation expense	85.26	15.99

		5,259.50	3,857.93

15.	Cost of software and hardware sold
	Opening inventory	0.02	0.19
	Add: Purchases (net of returns)	2.39	2.10
	Less: Closing inventory	0.09	0.02

		2.32	2.27

16.	Operating and Administration Expenses
	Rent	143.25	100.75
	Rates and taxes	31.18	26.76
	Insurance	16.76	17.33
	Travelling and conveyance	490.44	397.89
	Communication	94.74	78.70
	Printing and stationery	10.26	9.62
	Power and fuel	50.82	37.89
	Advertisement	7.46	3.92
	Marketing expenses	85.98	64.13
	Repairs and maintenance
	— Buildings	3.72	2.76
	— Machinery	25.32	18.85
	— Others	32.13	29.84
	Security services	7.94	4.97
	Legal and professional charges	194.44	147.52
	Provision for doubtful debts and advances	31.99	19.55
	Loss on sale of Fixed assets (net)	1.82	0.88
	Directors’ sitting fees	0.05	0.04
	Auditors’ remuneration	4.31	4.21
	Donations and contributions	6.68	3.63
	Subscriptions	5.08	3.15
	Training and development	41.03	24.91
	Research and development	1.52	1.29

Rs. in crores
		For the	For the
		Year ended	Year ended
		31.03.2008	31.03.2007
	Software charges	19.62	21.89
	Managerial Remuneration
	— Salaries	3.89	1.66
	— Commission	0.35	0.35
	— Contribution to Provident Fund	0.04	0.04
	— Others	0.28	0.23
	Visa charges	42.50	44.74
	Miscellaneous expenses	23.24	19.67

		1,376.84	1,087.17

17.	Financial Expenses
	Interest on Export packing credit	1.15	0.22
	Interest on working capital loans	6.86	6.31
	Interest on Overdraft	5.69	1.45
	Other finance charges	6.49	7.94

		20.19	15.92

18.	Notes on Accounts
a)	List of domestic and foreign subsidiaries and joint ventures considered for consolidation:—

Sl.		Country of	Extent of holding (%) as
No.	Name of the Company	Incorporation	at March 31, 2008

	Subsidiaries :
1.	Satyam BPO Limited$	India	100.00 **
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam Computer Services (Nanjing) Co. Ltd	China	100.00
4.	Satyam Technologies, Inc.	USA	100.00
5.	Knowledge Dynamics Pte.Ltd.	Singapore	100.00
6.	Nitor Global Solutions Limited #	UK	100.00
7.	Citisoft Plc.	UK	100.00
8.	Satyam Computer Services (Egypt) S.A.E. &	Egypt	100.00

	Joint Ventures :
9.	CA Satyam ASP Private Limited	India	50.00
10.	Satyam Venture Engineering Services Private Limited	India	50.00

$	formerly known as “Nipuna Services Limited”

#	Nitor Global Solutions Limited has been consolidated with effective date of January 04, 2008, the date of acquisition.

&	Satyam Computer Services (Egypt) S.A.E. has been consolidated with effective date of January 01, 2008.

**	Refer note 18(d).
The reporting date for all the above companies is March 31 except as following:
—	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.

—	Satyam Computer Services (Nanjing) Co. Ltd. — December 31.

—	Satyam Technologies Inc. — December 31.

—	Nitor Global Solutions Limited — May 31.

SI.		Country of	Extent of holding (%) as
No.	Subsidiaries of Knowledge Dynamics Pte Ltd	Incorporation	at March 31, 2008

1.	Info On Demand SDN BHD *	Malaysia	100.00
2.	Knowledge Dynamics Private Limited	India	99.99
3.	Knowledge Dynamics USA Inc.	USA	98.00

*	ceased to exist from October 01, 2007

Sl.		Country of	Extent of holding (%) as
No.	Subsidiaries of Citisoft Plc.	Incorporation	at March 31, 2008

1.	Citisoft Inc.	USA	100.00
b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 15,641,127 equity shares of Rs. 2 each were outstanding as at March 31, 2008 (2007 — 19,976,210).

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2008	2007

At the beginning of the year	19,976,210	45,605,388
Granted	—	—
Exercised	(2,866,407)	(17,448,659)
Cancelled	(1,424,297)	(8,180,519)
Lapsed	(44,379)	—
At the end of the year	15,641,127	19,976,210
iii)	Associate Stock Option Plan (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,283,118 ADS (2007 — 1,461,064) representing 2,566,236 equity shares of Rs. 2 each were outstanding as at March 31, 2008 (2007 — 2,922,128).

Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2008	2007

At the beginning of the year	1,461,064	1,991,342
Granted	—	20,000
Exercised	(140,494)	(424,136)
Cancelled	(36,712)	(126,142)
Lapsed	(740)	—
At the end of the year	1,283,118	1,461,064
iv)	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)

Satyam Computer Services has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.
Accordingly, options (net of cancellations) for a total number of 3,150,202 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at March 31, 2008 (2007 — 3,293,140).

	Year ended March 31,
Options	2008	2007

At the beginning of the year	3,293,140	—
Granted	159,000	3,293,140
Exercised	(120,449)	—
Cancelled	(181,489)	—
At the end of the year	3,150,202	3,293,140
v)	Associate Stock Option Plan — RSUs(ADS) (ASOP — RSUs(ADS))

Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Accordingly, options (net of cancellation) for a total number of 249,715 ADS (2007 — 236,620) representing 499,430 equity shares of Rs. 2 each were outstanding as at March 31, 2008 (2007 — 473,240).

	Year ended March 31,
Options	2008	2007

At the beginning of the year	236,620	—
Granted	43,500	236,620
Exercised	(7,720)	—
Cancelled	(22,685)	—
At the end of the year	249,715	236,620
2)	Stock Option Scheme of Satyam BPO Limited (“Satyam BPO”)

In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant and are subject to lock in period of one year from the grant date.

Accordingly, options (net of cancellations) for a total number of 639,750 equity shares of Rs. 80 each were outstanding as at March 31, 2008 (2007 — 998,702).

	Year ended March 31,
Options	2008	2007

At the beginning of the year	998,702	1,215,506
Granted	—	324,000
Exercised	358,952	—
Cancelled	—	(540,804)
At the end of the year	639,750	998,702

c)	Pro forma disclosures

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Year ended March 31,
	Particulars	2008	2007

1	Profit After Taxation and Minority Interest
	— As reported (Rs. in crores)	1,687.89	1,404.74
	— Pro forma (Rs. in crores)	1,673.45	1,354.56

2	Earnings Per Share:
	Basic
	— No. of shares	668,673,978	654,853,959
	— EPS as reported (Rs.)	25.24	21.45
	— Pro forma EPS (Rs.)	25.02	20.68
	Diluted
	— No. of shares	683,138,400	669,705,425
	— EPS as reported (Rs.)	24.71	20.98
	— Pro forma EPS (Rs.)	24.50	20.23
     The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
Options	2008	2007

Dividend yield (%)	0.78	0.78
Expected volatility (%)	56.64	59.01
Risk-free interest rate (%)	8.00	8.00
Expected term (in years)	2.51	2.46
d)	Convertible Redeemable Cumulative Preference Shares

Satyam BPO issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares were to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, were redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. Accordingly, Satyam BPO received a notice of conversion of fifty percent of preference shares into equity shares, from its preference share holders, on December 1, 2006. And in January 2007 45,505,000 preference shares have converted into 6,422,267 equity shares of Satyam BPO. The balance preference shares were to be redeemed at a premium to be mutually agreed upon at a later date. Satyam Computer Services guaranteed payment of all sums payable by Satyam BPO to the preference shareholders on redemption of the said preference shares.

Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO was reduced from 100% as at March 31, 2006 to 74% as at March 31, 2007. The shares issued to the Investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of Rs.45.51 crores during the year ended March 31, 2007 has been recorded as an increase in capital reserve. Since the losses applicable to the minority interest in Satyam BPO exceeded the minority interest in the equity capital of Satyam BPO, such excess and further losses have been charged in Satyam’s consolidated statement of income.

On July 27, 2007, Satyam Computer Services has agreed to pay additional consideration of US$1.5 million to the preference share holder if the share purchase closing occurs after August 07, 2007.

On August 14, 2007, Satyam Computer Services purchased 4,816,750 equity shares of Satyam BPO from Olympus BPO Holdings Ltd for Rs.141.81 Crores (equivalent US$34.88 million).

On August 14, 2007, Satyam Computer Services subscribed to further 8,055,000 equity shares of Satyam BPO of Rs. 10 each at a premium of Rs. 60 per share aggregating to Rs. 56.39 crores.

Satyam BPO has redeemed 45,504,999 Preference Shares on August 14, 2007 at a redemption value of Rs.56.37 crores including premium on redemption of Rs.10.87 crores. The premium on redemption was reduced from the share premium account.

In September 2007, 286,952 equity shares vested and exercised by Satyam BPO employees under its Employee Stock Option Plan. As a result of the above, Satyam Computer Services ownership interest in Satyam BPO reduced from 95.10% to 94.27% and a gain on dilution of Rs. 2.60 crores has been recorded as increase in Capital Reserve. Satyam Computer Services purchased these 286,952 Equity shares for a consideration of Rs. 8.47 crores.

On December 31, 2007, Satyam Computer Services purchased 1,605,617 equity shares of Satyam BPO from Intel Capital (Cayman) Corporation for Rs.45.94 Crores (equivalent US$11.62 million).

On March 14, 2008, 72,000 equity shares vested to and exercised by Satyam BPO employee under its Employee Stock Option Plan, resulting in a gain on dilution of Rs. 0.58 crores has been recorded as increase in Capital Reserve. Satyam Computer Services purchased these 72,000 equity shares for a consideration of Rs. 2.09 crores.

e)	Share application money pending allotment

Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

f)	Secured Loans

Bank Overdraft and Export Packing Credit are secured by way of hypothecation of book debts. External Commercial Borrowing and Working Capital loan are secured by way of movable and immovable property.

Vehicles are hypothecated to the banks as security for the amounts borrowed.

g)	Investments
i.	During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). Satyam Computer Services was also required to pay a maximum earn out consideration amounting to Rs.18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and Employee Benefit Trust (EBT) contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, Satyam Computer Services acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. Satyam Computer Service paid Rs. 0.65 crores (equivalent GBP 0.08 million) towards EBT contribution in May 2007.

On June 29, 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (equivalent GBP 1.74 million) and payment towards EBT of Rs.0.65 crores (equivalent GBP 0.08 million) is payable by Satyam Computer Services in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement have been paid in July 2007 and the payment has been recognized as cost of investment by Satyam Computer Services.

ii.	During October 2005, Satyam Computer Services acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

Satyam Computer Services acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs) and a maximum earn out consideration of Rs. 4.87 crores (equivalent SGD 1.84 million) payable on April 30, 2008, based on achievement of targeted revenues and profits.

On July 19 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders of KDPL on agreeing to the terms of the agreement including removal of provisions relating to earn out consideration. As per the amendment agreement, an exit consideration of Rs. 2.97 crores (equivalent SGD 1.11 million) has been paid by Satyam Computer Services in July 2007. In addition to the exit consideration Satyam Computer Services agreed to make a deferred payment of Rs. 0.99 crores (equivalent SGD 0.37 million) payable by May 15, 2008. The exit consideration and deferred payment has been recognised as Goodwill. Further Satyam Computer Services agreed to make a maximum earn-out payment of Rs. 2.14 crores (equivalent SGD 0.74 million) on or before May 15, 2008. The actual amount of earn-out payment to be made is based on the revenue of KDPL for the year 2007-08.

iii.	On October 23, 2007, Satyam Computer Services announced its intention to acquire 100% of the shares of NITOR Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition is approximately Rs. 22.40 crores (equivalent GBP 2.76 million) including a performance-based payment of up to Rs. 10.34 crores (equivalent GBP 1.3 million) over two years conditional upon specified revenue and profit targets being met. Satyam Computer Services paid an initial consideration of Rs. 12.06 crores (equivalent GBP 1.46 million) on January 04, 2008.

iv.	On January 21, 2008, Satyam Computer Services announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of Rs. 139.51 crores (equivalent US$35.0 million) comprising of initial consideration, deferred consideration (non-contingent) and a contingent consideration. The transaction has not consummated as on March 31, 2008.
h)	Land

Satyam Computer Services acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) at a rebate for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

i)	Balances with Non-Scheduled Banks

Rs. in crores
	As at March 31,
Name of the Bank	2008	2007

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York
ANZ Grindlays Bank, New York
Banco Do Brasil, Brazil	1.29	0.60
Barclays Bank, London	5.14	1.37
Bank of America, Boston	3.38	0.40
Bank of Scotland, Edinburg	0.12	—
Bank of Tokyo-Mitsubishi UFJ, Tokyo	1.42	—
Banque Nationale De Paris, Brussels	1.23	1.80
Banque Nationale De Paris, Egypt	0.74	—
Banque Nationale De Paris, Saarbruecken	2.16	2.40
Banque Nationale De Paris, Hague	1.48	2.84
Banque Nationale De Paris, Ireland	1.04	1.66
Banque Nationale De Paris, Italy	0.64	0.93
Banque Nationale De Paris, France	2.07	1.88
Banque Nationale De Paris, Saudi Arabia	5.06	0.19
Banque Nationale De Paris, Singapore	0.17	0.33
Banque Nationale De Paris, Spain	0.54	0.60
Banque Nationale De Paris, Switzerland	6.97	0.37
Banque Nationale De Paris, Taipei	1.11	2.45
Chase, Canada	0.01	0.01
Chase, Michigan	1.50	0.53
China Merchants Bank, Dalian	0.01	—
China Merchants Bank, Nanjing	0.04	—
China Merchants Bank, Shanghai	0.25	—
Citibank NA, Bangkok	17.54	14.19
Citibank NA, Brazil	1.85	—
Citibank NA, Colombo	4.07	—
Citibank NA, Denmark	1.06	0.58
Citibank NA, Dubai	0.45	0.08
Citibank NA, Hong Kong	0.40	1.56
Citibank NA, Hungary	0.53	0.18
Citibank NA, Kuala Lumpur	0.13	0.80
Citibank NA, London	2.14	2.25

Rs. in crores
	As at March 31,
Name of the Bank	2008	2007

Citibank NA, New York	14.91	9.42
Citibank NA, New Zealand	1.60	1.37
Citibank NA, Seoul	10.05	10.39
Citibank NA, Singapore	5.32	3.81
Citibank NA, Johannesburg	15.96	2.21
Citibank NA, Sydney	45.39	18.67
Citibank International Plc, Stockholm	1.06	0.45
Citibank NA, Toronto	4.22	2.47
Commerz Bank, New York
Commerz Bank, New York
Dresdner Bank, Saarbruecken	3.65	2.82
Hong Kong and Shanghai Banking Corporation, London	10.18	21.09
Hong Kong and Shanghai Banking Corporation, Mauritius	0.12	—
Hong Kong and Shanghai Banking Corporation, Shanghai	0.19	1.42
Hong Kong and Shanghai Banking Corporation, Tokyo	10.43	3.83
HSBC Bank Plc, Czech Republic	0.03	—
KSB Bank N V, Brussels	1.22	0.95
Mitsui Sumitomo Bank, Tokyo	1.42	0.58
New York, Citibank	0.02	—
OCBC Bank, Singapore	1.17	0.83
Pudong Development Bank, Shanghai	0.05
Standard Chartered Bank, Nanjing	4.89	—
UBS, Switzerland	0.08	7.67
Unicredit Banca, Italy	0.88	0.57
United Bank, Vienna	1.93	39.55
Wachovia Bank, Atlanta	0.65	1.43
Wachovia Bank, New Jersey	1.23	11.00

	201.19	178.53

Balances held on Deposit Accounts
Bank of Scotland, Edinburg	0.85	—
Banque Nationale De Paris, Egypt	0.13	—
Banque Nationale De Paris, Singapore	—	10.09
Citibank NA, Hungary	0.88	0.84

	1.86	10.93

j)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

     Satyam’s operating segment information for the year ended March 31, 2008 and 2007 are as follows:
     Business Segment

Rs. in crores
	Year ended March 31, 2008
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	8,293.77	179.72	—	8,473.49
Inter Segment Sales	0.07	63.03	(63.10)	—

Total Revenue	8,293.84	242.75	(63.10)	8,473.49

Segment result—Profit/(Loss)	1,687.20	(15.96)	—	1,671.24
Interest expense	6.13	14.06	—	20.19
Other income	257.31	9.89	—	267.20
Income taxes	229.63	0.73	—	230.36

Profit/(Loss) from ordinary activities	1,708.75	(20.86)	—	1,687.89
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	1,708.75	(20.86)	—	1,687.89

Other Segment Information
Capital Expenditure	602.85	21.46	—	624.31
Depreciation	142.00	21.59	—	163.59
Non-cash expenses other than depreciation	119.02	0.06	—	119.08

Rs. in crores
	Year ended March 31, 2007
Description	IT Services	BPO	Elimination	Total
Revenue
Sales to external customers	6,354.40	130.68	—	6,485.08
Inter Segment Sales	1.13	41.01	(42.14)	—

Total Revenue	6,355.53	171.69	(42.14)	6,485.08

Segment result—Profit/(Loss)	1,397.90	(8.63)	—	1,389.27
Interest expense	7.71	8.21	—	15.92
Other income	183.46	(0.18)	—	183.28
Income taxes	151.42	0.59	—	152.01

Profit/(Loss) from ordinary activities	1,422.23	(17.61)	—	1,404.62
Minority Interest	0.12	—	—	0.12

Profit/(Loss) after Tax and Minority Interest	1,422.35	(17.61)	—	1,404.74

Other Segment Information
Capital Expenditure	381.13	36.09	—	417.22
Depreciation	133.73	14.71	—	148.44
Non-cash expenses other than depreciation	36.21	0.21	—	36.42
     Particulars of Segment Assets and Liabilities

Rs. in crores
	As at March 31, 2008
Description	IT Services	BPO	Elimination	Total
Segment Assets	4,849.30	406.83	(39.12)	5,217.01
Investments	273.46	—	(273.46)	—
Bank Deposits	3,326.77	0.33	—	3,327.10
Other Assets	359.69	—	—	359.69

Total Assets	8,809.22	407.16	(312.58)	8,903.80

Segment Liabilities	1,321.92	45.59	(39.12)	1,328.39
Other Liabilities	146.78	189.42		336.20

Total Liabilities	1,468.70	235.01	(39.12)	1,664.59

Rs. in crores
	As at March 31, 2007
Description	IT Services	BPO	Elimination	Total
Segment Assets	3,302.98	169.21	(67.82)	3,404.37
Investments	18.27	—	(18.27)	—
Bank Deposits	3,371.84	10.35	—	3,382.19
Other Assets	108.53	0.05	—	108.58

Total Assets	6,801.62	179.61	(86.09)	6,895.14

Segment Liabilities	943.25	57.18	(67.82)	932.61
Other Liabilities	78.79	131.14	—	209.93

Total Liabilities	1,022.04	188.32	(67.82)	1,142.54

     Geographic Segment
     Revenue attributable to location of customers is as follows:

Rs. in crores
	Year ended March 31,
Geographic location	2008	2007

North America	5,088.74	4,132.28
Europe	1,778.63	1,250.27
Asia Pacific	1,136.54	514.39
India	252.65	296.96
Rest of the World	216.93	291.18

Total	8,473.49	6,485.08

     Segment assets based on their location are as follows:

Rs. in crores
	Segment Assets		Addition to fixed assets
	As at March 31,		Year ended March 31,
Geographic location	2008	2007	2008	2007

North America	2,199.72	1,343.59	5.83	4.14
Europe	784.69	544.15	18.21	12.23
Asia Pacific	486.57	343.96	22.53	5.51
India	1,618.20	1,102.67	575.65	394.40
Rest of the World	127.83	70.00	2.08	0.94

Total	5,217.01	3,404.37	624.30	417.22

k)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Others: Satyam Foundation Trust (Enterprises where spouses of certain Whole-time Directors and Key Management Personnel are trustees) and Satyam Associate Trust (Enterprises where some of the Key Management Personnel are trustees).

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli , Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Hetzel Wayne Folden, Joseph J Lagioia, Sreenidhi Sharma, T.S.K Murthy,Venkatesh Roddam, M.Satyanarayana, Deepak Mangla (partly employed), Naresh Jhangiani, Seshadri Krishna, K Srinivas Rao and S. Nagarajaiah Harish.

Summary of the transactions and balances with the above related parties are as follows:

Transactions:

	Rs. in crores
	Year ended March 31,
	2008	2007

Others
Contributions	4.19	3.48
     Balances:

Rs. in crores
	As at March 31,
Others	2008	2007

Advances	5.72	5.72
Payables	1.10	0.99
     Transactions with Directors and Key Management Personnel

Rs. in crores
	Year ended March 31,
Nature of Transactions	2008	2007

Remuneration to Whole-time Directors	4.56	2.27
Remuneration to Key Management Personnel	24.83	24.01
Professional charges to Director	0.80	0.87
Advances to Key Management Personnel	0.21	1.58
     Balances due to / from Directors and Key Management Personnel

Rs. in crores
	As at March 31,
	2008	2007

Remuneration payable to Whole-time Directors	0.23	0.45
Remuneration payable to Key Management Personnel	1.13	0.89
Advances due from Key Management Personnel	0.16	0.19
Professional charges payable to Director	0.20	0.87
a)	Maximum indebtedness from Key Managerial Personnel during the year was Rs. 0.31 crores (2007 — Rs.1.95 crores).

b)	Options granted and outstanding to the Key Management Personnel 1,915,492 {includes 51,850 options granted under ASOP — ADS and 96,000 options granted under ASOP — RSUs (ADS)} (2007 — 2,969,128 {includes 139,554 options granted under ASOP — ADS and 61,500 options granted under ASOP — RSUs (ADS)} ).

Options granted and outstanding to a Whole-time Director 1,029,720 {includes 992,220 options granted under ASOP — ADS and 37,500 options granted under ASOP — RSUs (ADS)}; (2007- 1,050,720 {includes 1,025,720 options granted under ASOP — ADS and 50,000 options granted under ASOP — RSUs (ADS)}).

Options granted and outstanding to Non-executive Directors of Satyam 80,000 {includes 35,000 options granted under ASOP — RSUs (ADS)} (2007 — Nil).

l)	Obligation on long term non-cancelable operating leases
Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

		Rs. in crores

	Year ended March 31,
	2008	2007

Lease rentals (Refer Schedule 16)	143.25	100.75

	As at March 31,
	2008	2007

Obligations on non-cancelable leases
Not later than one year	69.46	20.23
Later than one year and not later than five years	272.66	17.20
Later than five years	53.03	1.43

Total	395.15	38.86

m)	Earnings per Share
At the Annual General Meeting of Satyam Computer Services held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing equity share held by the members by utilising a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share for the year ended March 31, 2007 are after considering the effect of bonus issue.
Calculation of EPS (Basic and Diluted):

		Year ended March 31,
S.No.	Particulars	2008	2007

Basic
1.	Opening no. of shares	667,196,009	648,899,078
2.	Total Shares outstanding	668,673,978	654,853,959
3.	Profit after Taxation and Minority Interest (Rs. in crores )	1,687.89	1,404.74
4.	EPS (Rs.)	25.24	21.45
Diluted
5.	Stock options outstanding	14,464,422	14,851,466
6.	Total shares outstanding (including dilution)	683,138,400	669,705,425
7.	EPS (Rs.)	24.71	20.98

n)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

		Rs. in crores
	Year ended March 31,
Description	2008	2007

Income from Sales and Services	39.21	38.38
Other Income	0.26	1.97

Total	39.47	40.35

Personnel expenses	22.37	19.57
Other expenses	14.13	12.74
Interest	0.04	0.09
Depreciation	2.10	2.02

Total	38.64	34.42

Net Profit	0.83	5.93

Rs. in crores
	As at March 31,
Description	2008	2007

Secured Loans	0.06	0.06
Fixed Assets	1.43	2.96
Inventories	0.09	0.02
Sundry Debtors	13.66	12.12
Cash and Bank Balances	16.30	9.84
Loans and Advances	6.18	3.32
Interest Accrued on Fixed Deposits	0.05	0.03
Current Liabilities	15.14	6.46
Provisions	1.07	0.61
o)	Commitments and Contingencies
i.	Bank Guarantees outstanding Rs. 104.51 crores (2007 — Rs. 99.46 crores).

ii.	Contracts pending execution on capital accounts, net of advances, Rs. 402.19 crores (2007 — Rs. 164.58 crores).

iii.	Forward & Option Contracts outstanding Rs. 4,534.46 crores (equivalent US 1,133.07 millions) {2007 — Rs. 1,978.98 crores (equivalent US$452.63 millions)}. Gain/(Loss) on foreign exchange forward and options contracts which are included under the head Gain/(Loss) on exchange fluctuation in the profit and loss account amounted to Rs. 38.27 crores {2007 — Rs. 26.64 crores}. There are no unhedged forex exposures.

iv.	Claims against the company not acknowledged as debts

Income tax and Sales tax matters under dispute — Rs. 27.98 crores (2007 — Rs. 22.03 crores)

v.	Purchase commitments in respect of subsidiary (Refer note g (iv) of Schedule 18).

vi.	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. Nil (2007 — Rs. 0.14 crores)

vii.	Contingent consideration payable in respect of acquired subsidiary companies Rs. 12.36 crores (2007 — Rs. 75.56 crores)

viii.	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to a maximum of Rs. 79.72 crores (2007 — Rs. 87.18 crores) (equivalent US$20 millions).

ix.	Satyam Computer Services entered into a joint venture agreement with Venture Global Engineering LLC (“VGE”) to form Satyam Venture Engineering Services Pvt. Ltd (“SVES”) in India. As a result of VGE’s breach of the agreement between the parties, Satyam Computer Services filed a request for arbitration, naming VGE as respondent, with the London Court of International Arbitration (“LCIA”), seeking, among other things, to purchase VGE’s 50% interest in SVES at the agreed upon book value price of the shares. The LCIA Arbitrator issued an Award on April 3, 2006 in favour of Satyam Computer Services which it successfully enforced in the United States District Court in Michigan. During the enforcement proceedings in the US, VGE filed a petition challenging the Award before the District Court, Secunderabad and made an appeal to the High Court of Andhra Pradesh, both of which were rejected. Subsequently, in a special leave petition filed by VGE, the Supreme Court of India set aside the orders of the District Court and the High Court and granted an interim stay of the share transfer portion of the Award. The matter has been remanded back to the District Court, Secunderabad for trial on merits. Satyam Computer Services believes that this will not have an adverse effect on results of operations, financial condition and cash flows.

Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. The Management believes that this will not have any adverse effect upon Satyam’s results of operations, financial condition and cash flows.

p)	The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of the company, and the amounts recognized in the consolidated balance sheets and profit and loss account.

		Rs. in crores
	Year ended March 31,
	2008	2007

Projected benefit obligation at the beginning of the year	47.54	35.34
Current service cost	13.10	8.96
Interest cost	3.45	2.32
Actuarial loss/(gain)	12.01	6.17
Benefits paid	(5.07)	(5.25)

Projected benefit obligation at the end of the year	71.04	47.54

Amounts recognized in the balance sheet
Projected benefit obligation at the end of the year	71.04	47.54
Fair value of plan assets at end of the year	—	—

Funded status of the plans — (asset )/ liability	71.04	47.54
Liability recognised in the balance sheet	71.04	47.54

Gratuity cost for the year
Current service cost	13.10	8.96
Interest cost	3.45	2.32
Net actuarial (gain)/loss recognised in the year	12.01	6.19

Net gratuity cost	28.56	17.47

Assumptions
Discount rate	7.50%	8.00%
Long-term rate of compensation increase	7.00%	7.00%
q)	Provision For Leave encashment
Effective April 01, 2006, Satyam Computer Services has adopted the revised accounting standard (AS-15) on Employee Benefits. Pursuant to the adoption, the transitional obligations of Satyam Computer Services towards leave encashment amounted to Rs. 27.07 crores. As required by the standard, an amount of Rs. 17.47 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against opening balance of general reserve as at April 01, 2006.
r)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

			Rs. in lakhs
Schedule No.	Description	As at March 31,
		2008	2007

5 (ii)	National Saving Certificates, VIII
	Series (Lodged as security with
	government authorities)	0.16	0.16

18(i)	Balances with non-scheduled banks
	ANZ Grindlays Bank, New York	0.09	0.09
	Commerz Bank, New York	0.24	0.24
	Pudong Development Bank, Shanghai		0.35
s)	Share Premium
Share premium received during the year in schedule 2 includes Rs 18.89 crores being the Fringe Benefit Tax realised on exercise of Employees Stock Options by the associates. Also the amount paid towards Fringe Benefit Tax is disclosed in the share premium as utilized during the year.

t)	Subsequent event
i)	S&V Management consulting:

On April 21, 2008, Satyam Computer Services announced its intention of acquiring S&V Management Consultants (“S&V”) a Belgium based SCM Strategy consulting firm for a total consideration of Rs. 141.50 crores (equivalent US$35.5 million) comprising of an up-front, deferred guaranteed and deferred retention payments.
ii)	Computer Associate’s 50% stake in CA-Satyam JV:

On April 21, 2008, Satyam Computer Services announced its intention of acquiring remaining 50% equity held by CA Inc in its joint venture CA Satyam ASP Pvt. Ltd. (“CA Satyam”) for a total consideration of Rs. 5.98 crores (equivalent US$ 1.5 million) payable in two tranches.
iii)	Caterpillar’s business division:

On April 21, 2008, Satyam Computer Services announced its intention to acquire the Market research and Customer Analytics (MR&CA) business unit from Caterpillar Inc., USA (CAT) including the related Intellectual Property which consists of software, processes and know-how. The proposed acquisition is for a consideration of Rs.239.16 crores (equivalent US$60 million) comprising of initial and deferred consideration.
u)	Reclassification

Figures for the corresponding previous year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

Consolidated Cash Flow Statement
Rs. in crores

		For the	For the
		Year ended	Year ended
		31.03.2008	31.03.2007

A.	Cash Flows from Operating Activities
	Profit Before Taxation and Minority Interest	1,918.25	1,556.63
	Employee Stock Option Expenses	85.26	15.99
	Currency translation reserve	0.30	(0.24)
	Interest income	(270.68)	(167.26)
	Financial expenses	20.19	15.92
	Depreciation / Amortisation	163.59	148.44
	Loss on sale of Fixed Assets	1.82	0.88
	Exchange differences on translation of foreign currency cash and cash equivalents	42.13	(9.23)

	Operating profit before changes in Working Capital	1,960.86	1,561.13

	(Increase)/Decrease in Inventories	(0.07)	0.17
	(Increase)/Decrease in Sundry Debtors	(627.11)	(574.75)
	(Increase)/Decrease in Loans and Advances	(162.31)	(45.29)
	Increase/(Decrease) in Current Liabilities and Provisions	373.55	212.11

	Cash generated from Operating Activities	1,544.92	1,153.37

	Income Taxes Paid	(216.35)	(157.16)

	Net Cash from Operating Activities	1,328.57	996.21

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(358.60)	(385.36)
	Acquisition of minority interest in Satyam BPO	(198.81)	—
	Acquisition of Nitor Global	(8.99)	—
	Acquisition of Citisoft Plc.	(33.79)	(22.59)
	Acquisition of Knowledge Dynamics Pte Ltd.	(2.97)	(3.59)
	Proceeds from sale of Fixed Assets	1.39	2.67
	Proceeds from maturity of Long Term Deposits	—	1,795.50
	Investment in Long Term Deposits	—	(3,308.41)
	Interest income received	63.09	212.96

	Net Cash used in Investing Activities	(538.68)	(1,708.82)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital including Share Application money pending allotment	44.92	301.58
	Repayment of Preference Share Capital	(56.37)	—
	Proceeds from Secured Loans	175.30	153.38
	Repayment of Secured Loans	(107.23)	(108.20)
	Financial Expenses Paid	(19.62)	(15.45)

Rs. in crores

		For the	For the
		Year ended	Year ended
		31.03.2008	31.03.2007

	Payment of Dividend ( including tax on dividend)	(273.76)	(261.12)

	Net Cash (used in) / from Financing Activities	(236.76)	70.19

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(42.13)	9.23

	Net Increase/(Decrease) in Cash and Cash equivalents during the year	511.00	(633.19)
	Cash and Cash equivalents at the beginning of the year	683.01	1,316.20

	Cash and Cash equivalents at the end of the year	1,194.01	683.01

	Supplementary Information

	Cash and Bank Balances	4,502.42	3,991.42
	Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	3,308.41

	Balance considered for Cash Flow Statement	1,194.01	683.01

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	6.99	6.33
Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

This is the Consolidated Cash Flow Statement referred to in our report of even date.	For and on behalf of the Board of Directors

Srinivas Talluri	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr.	Global Head (Corp.
	Vice President —	Governance)
	Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 21, 2008		Date : April 21, 2008